UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi”), pursuant to article 157, paragraph 4 of Law No. 6,404/76 (the “Brazilian Corporation Law”) and in accordance with CVM Instruction No. 358/02, discloses that in a meeting held on this date, its Board of Directors, following the recommendation of Telemar Participações S.A., approved the replacement of the current Chief Executive Officer of Oi and its subsidiaries, Mr. José Mauro Mettrau Carneiro da Cunha, by Mr. Zeinal Abedin Mahomed Bava, to serve his current term ending on the first meeting of the Board of Directors to be held after the 2014 Ordinary General Shareholder’s Meeting. Mr. da Cunha returns to the Board of Directors of Oi as Chairman, from which position he stepped down on January 22, 2013. Also on this date, as a result of his election as CEO of Oi, Mr. Bava resigned his position as a member of the Board of Directors of Oi.

Until today, Mr. Bava had presided over the Executive Committee of Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) (the holding company of the Portugal Telecom Group responsible for investments in Portugal, Africa, Asia and Brazil). In this capacity, he contributed crucially to the formation of the Industrial Alliance currently in place between the Oi Group and Portugal Telecom, a strategic partnership whose objective is to combine the benefits of the scale and geographic diversity that the Brazilian Market offers with the experience of the Portugal Telecom Group in the development of innovative and technologically advanced solutions to corporate clients, through the convergence of fixed-line and mobile telephone communications services with subscription television. During the development of this strategic partnership, Mr. Bava acquired a strong understanding of the Oi Group, having actively participated in several of the group’s significant management committees, particularly the Engineering and Network, Technology and Innovation and Product Offer Committees, which he currently heads. His deep understanding of the Group and the work undertaken by the Engineering and Network Committee have contributed significantly toward the ever-integrated and convergent operational management of the Oi and Portugal Telecom Groups, wholly supporting the confidence the strategic shareholders of these two groups placed on him.

Mr. Bava will continue to have a role in Portugal, participating in the strategic innovation projects and combined workstreams of Oi and Portugal Telecom, a key factor to permit the optimization of the synergies between the Oi and Portugal Telecom Groups and to contribute to the success of the objectives defined by the strategic partnership.

Mr. Bava, age 46, holds a degree in electrical engineering and electrotechnology from University College London. He was named “Best CEO” in the telecommunications sector in Europe by Institutional Investor in 2010, 2011, 2012 and 2013 and the sixth “Best CEO” in Europe in all sectors by the 2011 Thomson Reuters Extel Survey. Having joined the Portugal Telecom Group in 1999, Mr. Bava was appointed Chief Executive Officer of Portugal Telecom in April 2008. Throughout his 14 years at the Portugal Telecom Group, Mr. Bava performed several functions, having led the financial and principal business departments of Portugal Telecom. Formerly, he was an executive officer at Merrill Lynch International, Deutsche Morgan Grenfell and Warburg Dillon Read.

Rio de Janeiro, June 4, 2013

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2013

OI S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer